August 6, 2015

Writer’s Direct Number:

011-52-55-526-6413

Writer’s Email Address:

fernando.suarez@volaris.com

Via EDGAR

Ms. Melissa Raminpour

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Ref.:                Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

Form 20-F for the Year Ended December 31, 2014

Filed on April 30, 2015

File No. 001-36059

Dear Ms. Raminpour:

By letter dated July 23, 2015, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments to the Form 20-F for the year ended December 31, 2014 (the “20-F”) filed on April 30, 2015 by Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (the “Company”). We are writing to respond on behalf of the Company to the comments of the Staff and indicate changes that will be made in future filings. All page numbers below refer to the 20-F that was filed on April 30, 2015.

For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below them.

Ms. Melissa Raminpour

United States Securities And Exchange Commission

Financial Statements

Notes to Consolidated Financial Statements

1. Description of the business and summary of significant accounting policies

(d) Revenue Recognition, page F-12

1.	We note your disclosure that your non-ticket revenues include revenue from (i) air travel-related services (ii) revenues from non-air-travel related services and (iii) cargo services. Please revise your notes to the financial statements to disclose revenue for each of these products and services in accordance with paragraph 32 of IFRS 8.

The Company supplementally advises the Staff that the breakdown of our non-ticket revenues for the years ended December 31, 2014, 2013 and 2012 is as follows.

	For the year ended December 31,
	2014	2013	2012
	(In thousands of pesos)
Non-ticket revenues
Air travel related services	2,234,175	1,307,736	1,066,522
Non-air-travel related services	274,404	214,192	148,826
Cargo	224,836	363,216	294,320

Total non-ticket revenues	2,733,415	1,885,144	1,509,668

The Company believes it has substantively complied with the disclosure required by paragraph 32 of IFRS 8, in that it has disclosed non-ticket revenues separate from ticket revenues. As indicated in the above table, non-ticket revenues are comprised primarily of air travel related services (81.7%, 69.4% and 70.6% in the years ended December 31, 2014, 2013 and 2012, respectively). Revenues from non-travel related services and cargo services are individually and in the aggregate insignificant and have therefore been combined with revenues from air travel related services. However, in light of the SEC staff’s comment, the Company will separately disclose in future filings the revenues from air travel related services.

3. Financial instruments and risk management, page F-30

2.	We note from page F-13 that you adopted the provisions of IFRS 9 (2013) on October 1, 2014. We further note that you distinguish between the intrinsic value of hedges and the time value of such instruments and account for both in OCI. However, your disclosures on page F-30 indicate that beginning in 2015 you will recognize the time value portion of your Asian call options in profit or loss as a reclassification adjustment in the same period in which the expected jet fuel consumed volume affects the jet fuel purchase line item in profit and loss. In this regard, it is unclear why you will delay recognizing the time value portion until January 2015, when you have adopted the guidance as of October 1, 2014. Please clearly explain how you adopted IFRS 9, whether your accounting for the Asian call options differs from other hedging instruments and the specific provisions that permit the delaying of the gain or loss on such option until 2015. We may have further comment upon receipt of your response.

The Company supplementally advises the Staff that, as disclosed in its financial statements included in the Form 20-F (the “Financial Statements”), the Company decided to adopt IFRS 9 (2013) early, beginning on October 1, 2014. At that point in time, the derivative financial instruments that the Company had contracted and recognized in its balance sheet consisted of interest rate swaps and jet fuel price swaps. Those instruments were not impacted by the Company’s adoption of IFRS 9 (2013), since those instruments do not incorporate a portion of time value (attributable to external value), such as is the case with options. Beginning in December 2014, jet fuel spot and future prices experienced a significant decrease as a result of lower crude oil prices. Accordingly, the Company’s Risk Management area proposed, and the Company’s Risk Corporate Governance area approved, exploring the purchase of an Asian exercise long call option, in order to provide price certainty to a portion of the Company’s expected monthly jet fuel consumption volumes.

Paragraph 6.2.4 (a) of IFRS 9 (2013) allows the Company to separate the intrinsic value and time value of an option contract and to designate as the hedging instrument only the change in the intrinsic value of the option. As further required in paragraph 6.5.15 therein, because the external value (time value) of the Asian call options are related to a “transaction related hedged item,” it is required to be segregated and accounted for as a “cost of hedging” in other comprehensive income (“OCI”) and accrued as a separate component of stockholders’ equity until the related hedged item affects profit and loss.

Since monthly forecasted jet fuel consumption is considered the hedged item of the “related to a transaction” type, then the time value included as accrued changes on external value in capital is considered as a “cost of hedging” under IFRS 9 (2013). The hedged item (jet fuel consumption) of the options contracted by the Company represent a non-financial asset (energy commodity), which is not in the Company’s inventory. Instead, it is directly consumed by the Company’s aircraft at different airport terminals. Therefore, although a non-financial asset is involved, its initial recognition does not generate a book adjustment in the Company’s inventories. Rather, it is initially accounted for in the Company’s OCI and a reclassification adjustment is made from OCI toward the profit and loss and recognized in the same period or periods during which the hedged item is expected to be allocated to profit and loss (in accordance with IFRS 9.6.5.15, B6.5.29 (a), B6.5.34 (a) and B6.5.39). Furthermore, the Company hedges its forecasted jet fuel consumption month after month, which is congruent with the maturity date of the monthly serial Asian call options. Consequently, the Company did not recognize adjustments in profit and loss in 2014, since the hedged jet fuel consumption affects profit and loss beginning in 2015, which is when these options mature.

Ms. Melissa Raminpour

United States Securities And Exchange Commission

12. Rotable spare parts, furniture and equipment, net, page F-45

3.	We note your disclosure that you have entered into several purchase agreements with Airbus and others, in which aircrafts will be delivered in 2015 and future years, and similar disclosure in Note 23 characterizes the transactions as aircraft “purchases.” However, we also note disclosure in Note 14 that you have entered into several lease agreements for aircrafts to be delivered in 2015 and future years. In this regard, please clarify for us and in your disclosures whether you refer to the same or different types of arrangements. If you intend to enter into solely sale-leaseback transactions, please state and clarify this fact in disclosures.

The Company supplementally advises the Staff that in Note 14 of its Financial Statements, the Company has disclosed the aircraft that were incorporated into its fleet during the year ended December 31, 2014. In addition, the Company disclosed whether these aircraft were incorporated under the Airbus Purchase Agreement or in accordance with the lessor aircraft order book. The disclosure is described as follows:

“During the year ended December 31, 2014, the Company incorporated eight aircraft to its fleet (three of them based on terms of the original Airbus purchase agreement and five from a lessor aircraft order book), and returned two aircraft to the lessors. The new aircraft agreements were accounted for as operating leases.”

Additionally, in Note 14, the Company has disclosed the new aircraft lease agreements signed by the Company at December 31, 2014, and the dates on which those aircraft will be incorporated through a lessor aircraft order books. The disclosure is described as follows:

“On February 13, 2014, the Company entered into 16 new aircraft lease agreements (10 A320NEO and 6 A321NEO), all from a lessor aircraft order book. The A320NEO will be incorporated into the Company´s fleet during 2016, 2017 and 2018.”

The Company will revise in future filings the disclosure above to clarify the aircraft incorporated to the Company´s fleet under the lessor aircraft order book will not be subject to sale and lease back transactions, as presented in bold below:

“On February 13, 2014, the Company entered into 16 new aircraft lease agreements (10 A320NEO and 6 A321NEO), all from a lessor aircraft order book. The A320NEO will be incorporated into the Company´s fleet during 2016, 2017 and 2018. These aircraft will not be subject to sale and leaseback transactions.”

Finally, in the Note 23 of the Company´s Financial Statements, the Company has disclosed the aircraft acquisition commitments for future years. The Company will revise in future filings the disclosure on page F-68 of the Form 20-F to clarify that the aircraft commitments are maintained under the Airbus Purchase Agreement, as presented in bold below.

“23. Commitments and contingencies

Aircraft related commitments and financing arrangements

Committed expenditures for aircraft purchase and related flight equipment related to the Airbus purchase contract, including estimated amounts for contractual prices escalations and pre-delivery payments, will be as follows:

	Commitment expenditures in U.S. dollars		Commitment expenditures equivalent in Mexican pesos
2015	US$	45,395	Ps.	668,120
2016		41,547		611,492
2017		82,275		1,210,922
2018		119,883		1,764,442
2019		91,556		1,347,516
2020 and thereafter		25,691		378,128

	US$	406,347	Ps.	5,980,620

All aircraft acquired by the Company through the Airbus Purchase Agreement at December 31, 2014 have been subject to sale and leaseback transactions.”

In accordance with the requests at the end of your letter, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at 011-52-55-526-6413.

Very truly yours,

/s/ Fernando Suárez

Fernando Suárez

Chief Financial Officer

cc:            Enrique Beltranena – Chief Executive Officer – Volaris

Antonia E. Stolper – Shearman & Sterling LLP

Luis F. Ortega– Mancera, S.C. (a member practice of Ernst & Young Global)